June 21, 2016

Rolaine S. Bancroft
Senior Special Counsel, Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS-Barclays Commercial Mortgage Trust 2012-C4 Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 29, 2016 File No. 333-177354-04

Dear Ms. Bancroft:
We are counsel to UBS Commercial Mortgage Securitization Corp. (“UBS” or the “Registrant”) in connection with your letter dated June 20, 2016 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).  We reviewed the Comment Letter and the Filing and we discussed them with various representatives of UBS in preparing the responses set forth below.
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of UBS.
Exhibits to Form 10-K (relating to 1000 Harbor Boulevard Mortgage Loan)
        1.  We note your explanatory note that the 1000 Harbor Boulevard Mortgage Loan is being serviced and administered pursuant to the pooling and servicing agreement for the UBS-Barclays Commercial Mortgage Trust 2012-C-3 transaction. Please amend your Form 10-K to file assessments of compliance with applicable servicing criteria and the corresponding auditor’s attestation report for Midland Loan Services, Deutsche Bank Trust Company Americas, and Park Bridge Lender Services or incorporate them by reference.
The 1000 Harbor Boulevard Mortgage Loan (the “1000 Harbor Boulevard Mortgage Loan”) constituted approximately 0.5% of the asset pool of the UBS-Barclays Commercial

Frank Polverino    Tel +1 212 504 6820    Fax +1 212 504 6666    frank.polverino@cwt.com

June 21, 2016
Mortgage Trust 2012-C4 transaction (the “UBS-Barclays 2012-C4 Transaction”) as of its cut-off date.  As described in the Explanatory Notes to the Filing, the 1000 Harbor Boulevard Mortgage Loan is primary serviced and administered pursuant to the pooling and servicing agreement for the UBS-Barclays Commercial Mortgage Trust 2012-C3 transaction (the “UBS Barclays 2012-C3 Transaction”).  The master servicer of the 1000 Harbor Boulevard Mortgage Loan is the master servicer under the UBS-Barclays 2012-C4 Transaction, which is Wells Fargo Bank, National Association (“Wells Fargo”).  Midland Loan Services, a Division of PNC Bank, National Association (“Midland”) is the master servicer, Park Bridge Lender Services LLC (“Park Bridge”) is the operating advisor, and Deutsche Bank Trust Company Americas (“Deutsche Bank”), is the trustee, certificate administrator, paying agent and custodian under the pooling and servicing agreement for the UBS Barclays 2012-C3 Transaction.
Pursuant to Item 1122 of Regulation AB, a report on assessment of compliance with servicing criteria and an accountant’s attestation report on assessment of compliance with servicing criteria is required from “each party participating in the servicing function.”  Under Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934, an entity is participating in the servicing function if it is performing activities that address the criteria in paragraph (d) of Item 1122 of Regulation AB, unless such entity’s activities relate only to 5% or less of the pool assets.  This 5% de minimis threshold is also included in Instruction 3 to Item 1122 of Regulation AB and referred to in the Commission’s Compliance and Disclosure Interpretations, Section 200.03 (Rules 13a-18 and 15d-18, Servicer’s Assessment of Compliance).
Although Midland, Park Bridge and Deutsche Bank are each performing activities with respect to the UBS-Barclays 2012-C4 Transaction that address servicing criteria in paragraph (d) of Item 1122 of Regulation AB, each does so only with respect to the 1000 Harbor Boulevard Mortgage Loan, which constitutes less than 5% of the pool assets for the UBS-Barclays 2012-C4 Transaction.  Therefore, for purposes of determining whether each of Midland, Park Bridge and Deutsche Bank is a “party participating in the servicing function” with respect to the UBS-Barclays 2012-C4 Transaction, each such party falls below the de minimis threshold.  Consistent with the Registrant’s Form 10-K reports for prior reporting periods and its other transactions, the Registrant did not include assessments of compliance with applicable servicing criteria or attestation reports on assessments of compliance with applicable servicing criteria for Midland, Park Bridge and Deutsche Bank as they are not required.
        2.  We note that Midland Loan Services is the master servicer with respect to the UBS-Barclays Commercial Mortgage Trust 2012-C3 transaction, pursuant to which the 1000 Harbor Boulevard Mortgage Loan is serviced and administered. Please amend your Form 10-K to file a servicer compliance statement for Midland Loan Services or incorporate it by reference.

June 21, 2016
Pursuant to the Instructions to Item 1123 of Regulation AB, if multiple servicers are involved in servicing pool assets, a servicer compliance statement is required from each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB.  Item 1108(a)(2)(i)-(iii) of Regulation AB includes: each master servicer, each affiliated servicer and each unaffiliated servicer that services 10% or more of the pool assets.  A servicer compliance statement for Midland is not required to be filed because Midland is an unaffiliated servicer that services less than 10% of pool assets and, as explained below, Midland is not a master servicer with respect to the UBS-Barclays 2012-C4 Transaction.  The master servicer for the UBS-Barclays 2012-C4 Transaction, and therefore the master servicer of the 1000 Harbor Boulevard Mortgage Loan, is Wells Fargo.  As explained in the Explanatory Notes included in the Filing, although Midland is the master servicer for the UBS-Barclays 2012-C3 Transaction pursuant to which the 1000 Harbor Boulevard Mortgage Loan is being serviced, with respect to the UBS-Barclays 2012-C4 Transaction, Midland is a primary servicer and not a master servicer.  As the primary servicer, Midland is responsible for servicing the 1000 Harbor Boulevard Mortgage Loan and making remittances to the master servicer of each pari passu companion loan comprising the 1000 Harbor Boulevard Mortgage Loan.  With respect to the pari passu portion of the 1000 Boulevard Mortgage Loan included in the UBS-Barclays 2012-C4 Transaction, Midland makes, as the primary servicer of the 1000 Harbor Boulevard Mortgage Loan, remittances to Wells Fargo, as the master servicer of the 1000 Harbor Boulevard Mortgage Loan.
Consistent with industry practice, the Registrant included the Explanatory Note to distinguish the roles of master servicer and primary servicer.  A servicer compliance statement for Midland, as master servicer, was included in the Annual Report on Form 10-K for the UBS-Barclays 2012-C3 Transaction, and a servicer compliance statement for Wells Fargo, as master servicer, was included in the Filing.
* * *

In responding to the Staff’s comments with respect to the Filing, UBS has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	UBS is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	UBS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 21, 2016

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc:	David Ness (UBS Commercial Mortgage Securitization Corp.)
cc:	Chad Eisenberger (UBS Commercial Mortgage Securitization Corp.)